UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2017

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: AMOS GENISH APPOINTED CHIEF EXECUTIVE OFFICER

Rome, 28 September 2017

The Board of Directors of TIM met today chaired by Arnaud de Puyfontaine and - in agreement with the proposal made by the Nomination and Remuneration Committee – unanimously proceeded to co-opt Amos Genish onto the board, and to appoint him Chief Executive Officer, conferring executive powers on him.

“We have a clear long-term vision: to return TIM to its rightful splendour, making a crucial contribution to the digitalisation of the Country, the creation of Digital Italy, through investment and people. TIM must have a constructive collaboration with the institutions and regulators: creating value for TIM means creating value for the Country”, commented Executive Chairman Arnaud de Puyfontaine.

“It is a privilege and an honour to have been appointed Chief Executive Officer of TIM, a company that has a great history and a bright future ahead of it”, added Amos Genish. “We’ll continue transform TIM to be a truly Digital telco. Our DigiTIM program is based on some key fundamentals which are mostly focusing on providing superior customer experience, leveraging digitalisation to enhance the interface with our clients; smart analytics through big data to personalize our products and services; and adding video and multimedia on top of our best in class connectivity for a convergent offer, while continuing investing in our ultra-broadband coverage to support the evolution to the Gigabit Society”.

With a majority vote the new governance arrangements have been defined.

In addition to his responsibilities as set out in the law and the Company Bylaws, the powers granted to the Executive Chairman include:

-	the identification of the guidelines for the development of the Group, in agreement with the Chief Executive Officer, and the supervision of the development and delivery of its strategic, industrial and financial plans;

-	the supervision of the definition of its organisational arrangements, economic and financial operations, and the process of defining the guidelines of the internal control and risk management system;

-	the organisational responsibility of Legal Affairs, Institutional Communication, Public Affairs, as well as the governance of Fondazione TIM;

-	representation of the Company and the Group in its external relations with public authorities, institutions and investors.

The responsibility of Brand Strategy & Media is transferred from the Executive Chair to the CEO.

Executive Deputy Chairman Giuseppe Recchi will have deputy functions, as well as organisational responsibility for the Security Department, responsible, among other things, for overseeing all activities and assets that are relevant for security and national defence purposes inside TIM and the other Italian companies in the Group (in particular: TI Sparkle S.p.A. and Telsy S.p.A.). Giuseppe Recchi was today also appointed Chairman of the Strategic Committee.

In addition to the legal representation of the company, pursuant to the Bylaws, the Chief Executive Officer essentially has:

-	all the powers necessary to accomplish acts pertinent to the activity of the company, excepting those powers reserved to the Board of Directors and those delegated to the Executive Chairman and the Deputy Executive Chairman;

-	responsibility for the overall governance of the Company and the Group, and hence responsibility for defining the strategic and financial plans, proposing them to the Board of Directors, and then implementing and developing them,

-	responsibility for defining the policies and all organisational responsibilities to guarantee the management and development of the business in Italy and in South America.

Amos Genish has developed extensive experience in the field of telecommunications and technology in both the United States and Brazil, where he co-founded GVT making it the principal ultrabroadband company in Brazil in just a few years.

Until the end of 2016, Genish was CEO of Telefonica Brasil / Vivo, the principal integrated telecommunications operator in the country with over 90 million customers and an offer that includes fixed and mobile telephony, services and entertainment. From January to July 2017 he held the position of Chief Convergence Officer of Vivendi, with responsibility for developing the Group’s strategy for the convergence of content, platforms and distribution.

The curriculum vitae of Amos Genish is available on the Company’s website at http://www.telecomitalia.com/Amos-Genish-eng.

Genish qualifies as a non-independent executive director; as of today, he owns no shares in Telecom Italia S.p.A..

***

The Board of Directors approved, with a majority vote, the principle of the creation of a joint venture with Canal+, intended to enable a major acceleration of the plans for telecoms-media convergence. Thanks to the joint venture (which will be regulated by terms and conditions under negotiation, starting from a non-binding terms sheet already signed by the parties), the Group will have access to the experience and content of one of the most important production and rights companies in the world. The joint venture will focus on productions and co-productions, both Italian and international, and on the acquisition of rights, including sports rights.

The transaction constitutes a transaction with a related party (since Canal+ is a subsidiary of Vivendi S.A., which Consob has qualified as the de facto controller of TIM) and the Control and Risk Committee (by majority vote) opined positively on it considering the present status of the initiative (and has reserved the right to review it again as the negotiations proceed), based on the assumption that it is a transaction of lesser importance, pursuant to the applicable Consob Regulation.

The Board of Directors will discuss it again for its conclusive approval, in accordance with the appropriate procedure and therefore also after having obtained a further opinion on the final terms of the agreement as soon as they have been defined in the negotiations.

***

The Board of Directors has also updated the company procedure for performing transactions with related parties, to take account of the ruling with which Consob deemed the Company subject to de facto control by Vivendi.

The new version of the document is being published on the website www.telecomitalia.com.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the six months ended June 30, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2017

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager